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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway 14th Floor NE
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R.Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public


JENNIFER MARTINEZ
Notary Public - State of New York
NO. 01MA6322187
Qualified in New York County
My Commission Expires Mar 30, 2019

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2015

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.802.0100 FAX: 516.364.9600

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hunter Keith Marshall & Co., Incorporated

We have audited the accompanying financial statements of Hunter Keith Marshall & Co., Incorporated (a New York Corporation), which comprise the statement of financial condition as of December 31, 2015 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hunter Keith Marshall & Co., Incorporated's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hunter Keith Marshall & Co., Incorporated as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Hunter Keith Marshall & Co., Incorporated's financial statements. The supplemental information is the responsibility of Hunter Keith Marshall & Co., Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Great Neck, New York
February 24, 2016

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	38,440
Furniture, fixtures and equipment at cost, less accumulated depreciation of $67,743		2,243
Accounts receivable		8,775
Other assets		7,948
	$	57,406

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$	50
Stockholders' equity		
Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in-capital		490,710
Retained earnings (deficit)		(443,354)
		57,356
	$	57,406

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Fee revenues	$	99,530
Interest and other income		57
		99,587
EXPENSES		
Occupancy		21,600
Communications		3,789
Professional fees		8,167
Travel and entertainment		2,812
Other operating expenses		4,234
TOTAL EXPENSES		40,602
NET INCOME BEFORE PROVISION FOR INCOME TAXES		58,985
PROVISION FOR INCOME TAXES		341
NET INCOME	$	58,644

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - Beginning	$ 10,000	$ 464,445	$ (456,998)	$ 17,447
Contributions	-	26,265	-	26,265
Distributions	-	-	(45,000)	(45,000)
Net Income	-	-	58,644	58,644
Balance - End	$ 10,000	$ 490,710	$ (443,354)	$ 57,356

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities	
Net income	$ 58,644
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	60
Changes in operating assest and liabilities	
Accounts receivable	(8,775)
Other assets	(56)
Total adjustments	(8,771)
Net cash provided by operating activities	49,873
Cash flows from investing activities	
Purchase of furniture and fixtures and equipment	(2,226)
Net cash used in investing activities	(2,226)
Cash flows from financing activities	
Contributions	26,265
Distributions	(45,000)
Net cash used in financing activities	(18,735)
NET CHANGE IN CASH	28,912
CASH- BEGINNING OF YEAR	9,528
CASH - END OF YEAR	$ 38,440

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ 341

See notes to financial statements

1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

ORGANIZATION

Hunter, Keith, Marshall & Co., Incorporated (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2015.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's principal source of revenue is advisory fees earned on corporate financing transactions. Such fees are recorded as earned and related expenses are recognized when the underlying contract is consummated

DEPRECIATION

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

CASH

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

2- INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

3- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for fixed monthly rentals. Effective December 29, 2010, the Corporation signed a new lease to commence on March 1, 2011 and to end of March 31, 2016. Included in operations for 2015 is rent expense of approximately $21,600.

Future minimum rental payments under non-cancelable operating lease are approximately as follows.

2016	$ 5,400

4- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

5- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $38,390 which was $33,390 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of .13% as of December 31, 2015.

6 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 24, 2016, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

Hunter, Keith, Marshall & Co.
Incorporated
1430 Broadway, Suite 1402
New York, NY 10018

HENRY C. MARSHALL JR
Principal

PHONE: 212-736-6140
FAX: 212-629-4391

Annual Audit Exemption Report

Hunter, Keith, Marshall & Co., Incorporated claims that it was exempt from SEC Rule 15c3-3 throughout the entire fiscal year ended December 31, 2015.

Henry C. Marshall Jr., Principal, on behalf of Hunter, Keith, Marshall & Co., Incorporated, makes the following statements to the best of his knowledge and belief.

1. Hunter, Keith, Marshall & Co., Incorporated operates pursuant to SEC Rule 15c3-3(k)(2)(i);
2. Hunter, Keith, Marshall & Co., Incorporated met the identified exemption provisions under SEC Rule 15c3-3(k) throughout the fiscal year 2015 without exception.

By: Henry C Marshall Jr.
Henry C. Marshall Jr.

Title: Principal